As filed with the Securities and Exchange Commission on June 24, 2009
                                                          Registration No. 333 -

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                        VOTORANTIM CELULOSE E PAPEL S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                         VOTORANTIM PULP AND PAPER INC.
                   (Translation of issuer's name into English)

                                 --------------

                          Federative Republic of Brazil
            (Jurisdiction of incorporation or organization of issuer)

                        --------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 894-8940
    (Address, including zip code, and telephone number, including area code, of agent for service)

                        --------------------------------

                                   Copies to:

      Richard S. Aldrich, Jr., Esq.                 Herman H. Raspe, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP      Patterson Belknap Webb & Tyler LLP
 Av. Brigadeiro Faria Lima 3317-7 andar          1133 Avenue of the Americas
     04538-132 Sao Paulo, SP Brazil                New York, New York 10036

                        --------------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

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                         CALCULATION OF REGISTRATION FEE

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                                                      Amount to       Proposed Maximum        Proposed Maximum
              Title of Each Class of                     be          Offering Price Per      Aggregate Offering        Amount of
            Securities to be Registered              Registered             Unit*                  Price**          Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing one (1) common share of                 300,000,000 ADSs       $5.00                $15,000,000             $837.00
Votorantim Celulose e Papel S.A.
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*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

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      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

3.    Fees and charges which may be imposed directly or            Face of Receipt - Paragraph (10).
      indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

      (a) Form of Second Amended and Restated Deposit Agreement, by and among Votorantim Celulose e Papel S.A., (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.     UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Second Amended and Restated Deposit Agreement, by and among Votorantim Celulose e Papel S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of June 2009.

                                    Legal entity to be created by the Second
                                    Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one
                                    (1) common share of Votorantim Celulose e
                                    Papel S.A.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Keith Galfo
                                        ----------------------------------------
                                        Name:  Keith Galfo
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Votorantim Celulose e Papel S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Sao Paulo, Brazil, on June 24, 2009.

                                    VOTORANTIM CELULOSE E PAPEL S.A.


                                    By: /s/ Paulo Prignolato
                                        ----------------------------------------
                                        Name:  Paulo Prignolato
                                        Title: CFO and Investor Relations
                                               CPF 085 379 378-60


                                    By: /s/ Jose Luciano Duarte Penido
                                        ----------------------------------------
                                        Name:  Jose Luciano Duarte Penido
                                        Title: Chief Executive Officer

                               POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jose Luciano Duarte Penido and/or Paulo Prignolato to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 24, 2009.

Signature                                             Title
---------                                             -----

/s/ Jose Luciano Duarte Penido                        Chief Executive Officer and Member of the Board of
-------------------------------------                 Directors
Jose Luciano Duarte Penido


/s/ Paulo Prignolato                                  Chief Financial and Accounting Officer & Investor
-------------------------------------                 Relations Officer
Paulo Prignolato


/s/ Paulo Henrique de Oliveira Santos                 Chairman of the Board of Directors
-------------------------------------
Paulo Henrique de Oliveira Santos


/s/ Joao Carvalho de Miranda                          Vice Chairman of the Board of Directors
-------------------------------------
Joao Carvalho de Miranda

Signature                                             Title
---------                                             -----


/s/ Bryan Lazerow
-------------------------------------
Name:  Bryan Lazerow                                  Authorized Representative in the U.S
Title/Company: Secretary, VCP North America Inc.

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------
(a)                 Form of Second Amended and Restated Deposit
                    Agreement

(d)                 Opinion of counsel to the Depositary